20549-0408

                           October 20, 2004


Philip E. Logan
President
SFSB, Inc.
1614 Churchville Road
Bel Air, Maryland  21015

Re: SFSB, Inc.
        Form SB-2, filed September 20, 2004
        File Number 333-119128

Dear Mr. Logan:

      We have reviewed your Form SB-2 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. Please clarify in the second paragraph that this lack of market may make it more difficult for purchasers in this offering to sell their shares.

Summary - page 1

2. You state in the first line that the summary "may not contain all the information that is important." Please delete this since the summary never includes all of the information that is important.

3. Please delete the third sentence of the legend at the top of the page. The terms you use need to be clear from the context.

4. Please ensure that the text size you use is easy to read. The footnote references you currently use are very hard to read.

Slavie Bancorp, MHC - page 1

5. Please disclose here, at the outset, that the officers and directors of Slavie and SFSB will be the same persons.

Slavie Federal Savings Bank - page 1

6. Expand this disclosure and the related disclosure in the body of the text to reflect the historical lending characteristics of the bank, your current lending plans and the steps you have taken to make this change. We note the first several risk factors and the second one on page 15. Include, for example:

*  percentage of your loan portfolio made up of such loans,

* Your new focus on commercial lending, with quantification, and

* Your historical focus on the Slavic community and any current similar focus.

Reasons for the Reorganization - page 3

7. Throughout the filing avoid using roman numerals, particularly for embedded lists. Use regular numbers, bullet points or another technique.

How We Determined the Offering Range- page 3

8. In the third paragraph on page 5, the first full paragraph on page
100 and the cover you indicate using an affirmative resolicitation in the event more than 1,339,031 shares are to be sold. Revise the filing to indicate that if more than this number is sold purchasers` funds will be promptly returned. As an alternative, advise us as to the authority to use an affirmative resolicitation.

9. Please reverse the order of the 2 tables and related text on page
4 so that the 45% sale information appears first. In addition, revise the subsection captions to include the 45% and 100% figures.

10. Please provide information consistently between the two tables.
For example, in the first table you do not indicate any period information for SFSB but you do in the second table. You also refer to the "peer group" in the first table and "National mutual holding companies" in the second.

After-Market Performance... - page 5

11. Please provide after market performance information so that investors may easily compare "apples to apples." Please separately disclose first step MHC deals from non-first step deals.

Limits on Your Purchase... - page 8

12. Please limit this subjection to purchases by ordinary investors.
We note the last paragraph in which you discuss the number of shares to go to the ESOP. Please consider providing this under separate subheading. Also disclose where appropriate the number and percentage of shares to be purchased by officers and directors.

Use of Proceeds - page 11

13. Revise to indicate, in priority order, the anticipated uses of the proceeds for both the company and the bank. If no specific uses have been identified, so state in the filing and disclose the reason for the offering. With regard to the possible acquisitions, identify the target or state that no plans, arrangements or agreements have been made. See Item 504 of Regulation S-B. Make similar disclosures on page 20 and 21.

Persons who Purchase Stock - page 14

14. Revise to disclose whether or not affiliates can vote on benefit plans during the next year and what holders can vote on benefit plans thereafter.

Critical Accounting Policies - page 31

15. You disclose on page F-7 that your allowance for loan losses is reported at the amount you believe necessary to absorb "losses on existing loans that may become uncollectible." This seems to conflict with your disclosure on page 31 that your allowance for loan losses represents your best estimate of losses known and inherent in the loan portfolio that are both probably and reasonable to estimate.
Please revise your disclosures to consistently clarify your actual policy in this area.

Building sources of income - page 33

16. Revise to identify new products and services and state whether or not there are any current or contemplate plans, arrangements or agreements for acquisitions and strategic affiliations.



Comparison of Operating Results for the Periods Ended June 30,
2004
and 2003 - page 38

17. Please revise your disclosures regarding your sale of ground rents to related parties on page 40 to explain how you determined the sales price.

Comparison of Operating Results for the Years Ended December 31,
2003
and 2002 - page 40

18. Please revise your disclosures on page 40 to clarify the facts and circumstances that led to your Net loss for the period ended
December 31, 2002.

Liquidity and Capital Resources - page 44

19. Please provide a detailed description of your Liquidity and Capital Resources position to enable the reader to fully understand your ability to meet your future obligations for the periods presented. Refer to Release 33-8350 and please revise to address each of the following:

* Describe the facts and circumstances that led to the significant changes in your deposit flows as of December 31, 2002 when compared with December 31, 2003 and continued into the subsequent interim period;
* Explain how the following cash inflows or cash requirements fit into your overall business plan:

o The anticipated increases of loans to be resold in the secondary market as referred to on page 33 and extent of your involvement in loan participation programs;
o Your current heavily fixed-rate loan portfolio as it matures during a period of rising interest rates;
o Significant unrealized losses on your Available-for-sale Investment securities portfolio and the extent to which you have the intent and ability to hold them to recovery or maturity;
o The anticipated borrowings for the employee stock ownership plan;
o The employee stock option plan and other employee compensation arrangements;
o The anticipated dividend payments in the near future; and
o Your real estate activity such as the 35% of unoccupied space owned by you or your ground rent portfolio, if considered material.

Asset Quality - page 54

20. Please revise to address the following regarding your policies and procedures for the treatment of loans guaranteed by the Federal
Housing Administration in your non-accrual and nonperforming assets:

* We note your disclosures on page 55 regarding your exclusion of loans guaranteed by the Federal Housing Association from your non-performing assets data. This treatment is not appropriate since the guarantee does not technically relieve an asset`s status as non-performing. Therefore, please revise your tables on page 56 accordingly.
* To the extent that you have non-performing assets with such guarantees, we would not object to a separate or parenthetical quantification of such amounts to identify the amount of federally guaranteed loans that are included in the aggregate amount of non-performing assets.

Allowance for Loan Losses - page 58

21. We note your disclosures here on page 58 regarding the three separate components of your allowance: the specific allowance on identified problem loans, the general valuation allowance on certain identified problem loans, and the general valuation allowance on the remainder of the loan portfolio. Please revise to quantify amount of the allowance related to each of these three categories. Provide a table that addresses each of the balance sheet dates reflected in your allocation table at the bottom of page 59.
21.1. Waivers of Dividends - page 73

22. Please discuss the practical implications of the planned
Slavie
Bancorp, MHC waiver of dividends. Explain the business reasons for this move and the consequences for both the registrant and its minority shareholders. To the extent material, discuss this matter in the MD&A section where you address liquidity or elsewhere, as appropriate.

Consolidated Financial Statements
Statement of Operations - page F-3

23. Please revise your line item "Loss on sale of ground rents" to reflect that the amounts reflected therein were sold to related parties. If not all the loss amounts resulted from sales to related parties, present such amounts on separate line items. Refer to Rule
4-08(k) of Regulation S-X.

Note 1 - Summary of Significant Accounting Policies - page F-6

24. Please revise to address the following in order to more clearly describe your accounting policies and procedures pertaining to the real estate activity in your Consolidated Financial Statements:

* Clearly disclose the line items on which you present your rental income from the noncancellable operating leases and describe your revenue recognition policy for such amounts.
* Revise to explain your activity with Ground rent income during the periods presented.
* Revise your MD&A to explain why you incurred losses on your ground rent business during each of the periods presented. Did the amounts in prior periods reflect impairments or actual sales?

25. Please revise Note 1 to disclose your policy for providing for credit losses associated with certain off-balance-sheet financial instruments (such as commitments to extend credit, guarantees, and letters of credit). Refer to paragraph 8.e of SOP 01-6, which requires that allowances for off-balance-sheet instruments be reported separately as liabilities and not as part of the allowance for loan losses. Disclose the line item in which such allowances are reported and quantify the amounts recorded.

Investment securities Available for Sale - F-7

26. As previously described on page 60, please revise to address the following to better explain your accounting policy on investments:

* Please revise to clarify when you test for other than temporary impairment of your investment securities, including your mortgage-backed securities.
* Describe the methods used to determine whether an impairment has occurred and to determine the amount of such impairment.
* Revise to identify which of your securities are subject to the scope and guidance of EITF 99-20. Clearly describe your specific impairment policies for these securities based on that guidance.

Allowance for Loan Losses - page F-7

27. Please revise your accounting disclosure to clarify when you test for impairment on your loan portfolio.

Note 2 - Investment Securities - page F-9

28. Please consider the following on your investment securities:

* Your disclosure appears to assume most of your investment portfolio is in an unrealized loss position. Please revise to discuss the primary factors you used to determine that the losses on these investment securities were not "other-than-temporary".
* For your Available-for-sale securities that are in an unrealized loss position, please revise to confirm that you have the intent and ability to hold these securities to the earlier of recovery or maturity.






Note 6 - Loan Receivable - page F-13

29. Please revise to clearly disclose the nature of your "Share loan" program as well as in your footnotes and to discuss your accounting policies and procedures for these types of loans.

30. We note your disclosure on page 52 regarding your interest in a loan participation program as well as your disclosure on page 33 regarding your strategy to sell up to 20% of your fixed rate loan production. Please revise your footnotes to address the following in order to provide clear and comprehensive disclosure of your loan participations, securitizations and sale transfers during the periods presented on your Statements of Operations on page F-3.

* Clearly describe the underlying transactions and specifically define the extent to which you originate the loans involved, if any.
Disclose whether you actually originate the full amount and sell off
the participations or whether you only originate a fraction of the total.
* Clearly describe your accounting policies and procedures for loan
participations in a clear and concise manner, and discuss the accounting treatment for loan transfers, if any. For transactions where you are getting sale treatment under SFAS 140, please revise
Note 1 to confirm in your disclosure that you meet each of the criteria required by paragraph 9 of SFAS 140. Disclose each of those criteria.
* Disclose the underlying terms and conditions of the loan participation agreements such as recourse obligations.
* Please provide the disclosures by paragraph 17(e) of SFAS No.
140
for servicing assets and liabilities and paragraphs 13(d) and A52(b)
of FIN 45 for any recourse obligations. For additional information, refer to paragraphs 104-106 and paragraph 13 of SFAS No. 140.
* Please revise your disclosures on page 33 to provide a comprehensive discussion of the historical status of your involvement in loan participations, loan securitizations and sales of loans. Discuss the extent of your involvement during the periods presented on your Statements of Operations on page F-3 and separately discuss any significant changes in the extent of your involvement since the latest balance sheet date.
* Revise your disclosures on pages 33 and 52 to discuss the purposes as well as the effects of such transactions. Discuss the extent to which you consider collectibility as a factor in whether a given loan will be sold or retained.
* Revise the Liquidity section of your MD&A to discuss the impact of such transactions.






Note 10 - Borrowings - page F-18

31. Please revise to discuss the underlying terms and conditions of the FHLB advances. Identify the conditions that may trigger a callable event and clearly discuss how it may affect your terms of repayment. Please include pertinent facts that may affect your liquidity and capital resources in your Management`s Discussion and
Analysis.

Note 11 - 401(k) Plan and Deferred Compensation Agreement - page
F-18

32. Please revise to describe more fully the terms and conditions of your deferred compensation agreement to include whether the liability was equal to the present value of benefits you expect to provide to the former employee. Revise to identify whether the agreement reflects a defined contribution or defined benefit plan, and provide the disclosures appropriate to either type of plan.

Exhibit Index - page II-4

33. For exhibit number 99.2, disclose the practical implications of
Rule 202 for an ordinary investor and explain how they can obtain this information.

34. Please supplementally supply us with the appraisal report.

Exhibit 8

35. We note the sentence beginning in the fourth line of the last paragraph on page 6. Please file the referenced letter of Feldman Financial Advisors. In addition, please advise us supplementally on what basis Ober, Kaler, Grimes & Shriver have relied upon this opinion in developing the tax opinion.

36. Revise the last paragraph to clearly indicate that the opinion can be relied upon by all potential investors.


					* * * * *

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.



      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that



* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

   We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.








      Direct any questions on accounting matters to Diane San
Pedro
at 202-824-5483, or to Kevin Vaughn, Accounting Branch Chief, at
202-
942-1816. Please direct any other questions to David Lyon at 202-942-1796, or to me at 202-942-1772.


      						Sincerely,



							Michael Clampitt
      Senior Counsel


By fax : Frank C. Bonaventure, Jr.
	 Fax number 410-547-0699
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SFSB, Inc.
Page 10